

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2016

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia
Canada VST 1A4

> **Re: Electrameccanica Vehicles Corp.**
> **Registration Statement on Form F-1**
> **Filed October 12, 2016**
> **File No. 333-214067**

Dear Mr. Kroll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your disclosure that you intend to have your shares of common stock quoted on the OTC Pink and that your selling securityholders will offer their shares of common stock at a fixed price until your common stock is quoted on the OTC Pink or OTCQB. Please note that quotation on the OTC Pink does not satisfy the requirement that there is an established trading market in order to be able to offer the selling securityholder shares

at prevailing market prices or privately negotiated prices. Please revise your disclosure as appropriate.

Prospectus Summary, page 6

3. While we note your statement on page 3 that all dollar amounts in this prospectus are expressed in Canadian dollars unless otherwise indicated, please indicate on the cover page that the initial offering prices indicated are in Canadian dollars.

4. Please disclose here, if true, that in order to carry out your proposed business plan you estimate that you will need approximately $2.94 million for the next 12 months and that your auditors have issued a going concern opinion in your audited financial statements.

Risk Factors, page 6

5. Please include a risk factor addressing the risks related to enforcing a judgment obtained in a non-Canadian courts or effecting service of process on your officers and directors.

Risks Related to our Business and Industry, page 7

We depend on key personnel, page 10

6. Please identify the key senior officers, employees and consultants in this risk factor.

Risks Related to Our Common Stock, page 14

7. Please disclose that your executive officers and directors hold 83.6% of your common stock here and in your prospectus summary.

Company Information, page 16

8. Please tell us what you mean by a "short-term market share."

9. Please clarify, if true, that the deposits for the SOLOs and Super SOLOs are refundable.

10. Please discuss the arrangements that you have pursuant to the Joint Operating Agreement with Intermeccanica regarding the development, production and delivery of your vehicles. In addition, please discuss here the effect on your business of failing to exercise the call option.

Business Overview, page 17

11. Please revise your business section to describe the sources and availability of the materials necessary to manufacture your vehicles. For example, please discuss how you obtain the lithium batteries necessary for your vehicles. Refer to Item 4.B.4 of Form 20-F.

12. Please provide a summary regarding the extent to which you are dependent upon patents or licenses and disclose the material terms of the licenses. Refer to Item 4.B.6 of Form 20-F.

General, page 17

13. We note your disclosure on page 11 that you plan to begin producing SOLO vehicles during this quarter and your statement on page 25 that you plan to start delivery of 10 to 20 SOLOs in October 2016. Please discuss the steps you have taken toward production, the estimated cost of production and discuss the steps you must take prior to delivery of such vehicles to customers. In this regard, we note your disclosure that as of the date of your prospectus you have not begun producing or delivering your vehicles and that the SOLO vehicle is still in development.

14. We note your disclosure in the last paragraph of this section regarding your plans to launch additional vehicle models. Please provide an estimate of when you plan to launch such additional vehicle models, any steps you have taken related to the launch of such products and the cost associated with the launch of the additional vehicle models. In this regard, we note that you have begun to accept deposits for Super SOLOs. Refer to Item 4.B.1 of Form 20-F.

Marketing Plan, page 25

15. We note your disclosure on page 7 that you will need approximately $2.94 million to finance your planned operations for the next 12 months and your disclosure that your current facility is capable of producing 10 to 20 SOLOs per month and that the estimated cost to equip a production facility that would be capable of producing 25,000 to 50,000 SOLOs per year will range from $10 million to $15 million. Your plan of delivering 100,000 SOLOs in 2017 appears to be inconsistent with the estimated cost of financing your planned operations for the next 12 months. Please revise here and throughout for clarity.

Sales and Service Models, page 26

16. Please identify, if known, the markets in which you hope to establish a franchise dealer network. In addition, if known, please describe the terms of your franchise agreements.

Government Regulation, page 26

17. Please briefly describe what steps you have taken to obtain compliance certification in the U.S. and Canada for the SOLO and the other models of your vehicles. In addition, please describe the estimated length of time to receive such compliance certifications.

18. We note your disclosure that the SOLO falls under the definition of a motorcycle under U.S. regulations. Please disclose whether all of your planned vehicles fall under this definition, and if not, please discuss the regulations related to your other planned vehicles. In this regard, we note your statement on page 18 that your Super SOLO will have features that will rival existing super sports cars and that your Cargo model will be marketed to delivery companies.

Sales Model, page 26

19. We note your disclosure that you plan to operate corporate owned dealerships in key markets. Please discuss any governmental regulations that may limit your ability to operate corporate owned dealerships. In this regard, we note that in the United States several states have enacted legislation designed to restrict or prohibit certain retail sales models by car manufacturers.

Employees, page 28

20. Please provide a breakdown of persons employed by main category of activity pursuant to Item 6.D of Form 20-F.

Property, Plants and Equipment, page 28

21. We note your disclosure that your current manufacturing facility is capable of producing 10 to 20 SOLOs per month. Please disclose whether it is capable of producing Super SOLOs as we note that you have begun to accept deposits for this model.

Selling Securityholders, page 32

22. We note your disclosure on page 34 that some or all of the common stock held by the selling securityholders may have been sold or transferred. Please confirm your understanding that generally only the selling securityholders listed in your prospectus may sell the securities listed in your table pursuant to this registration statement.

23. Please reconcile for us your disclosure on page 33, "the number of shares being offered consists of the 6,521,087 shares of common stock and 6,766,325 shares of common stock issuable upon exercise of the 7,021,087 warrants" with the your disclosure on page 5 regarding the number of shares being registered of 3,821,087 shares of common stock

and 4,321,087 shares of common stock issuable upon the exercise of common stock purchase warrants.

Operating and Financial Review and Prospects, page 43

24. We note your disclosure that the discussion and analysis should be read in conjunction with your "Selected Financial Data" section. However, we were unable to locate your "Selected Financial Data" section. Please revise accordingly.

Liquidity and Capital Resources, page 46

25. Please disclose whether you have sufficient cash on hand to operate for the next twelve months, and if not, for what period of time you will be able to operate.

Directors and Senior Management and Employees, page 51

26. We note that your chief operating officer is currently the president of Intermeccanica International, Inc., an automobile manufacturer. Please discuss the potential conflict of interests resulting from his position with Intermeccanica International, Inc.

Material Agreements, page 69

Joint Operating Agreement, page 69

27. We note your disclosure that your description of the Joint Operating Agreement is not complete. Please clarify that you have disclosed the material terms of the agreement.

Buy-Out Agreement, page 70

28. Please clarify that the Call Option Period terminates after 24 months from the date the company's shares of common stock are first quoted on the OTCQB.

29. Please explain to us why the amount of the purchase price of Intermeccanica is dependent in part on the equity value of ElectraMeccanica. It does not appear that Intermeccanica has an ownership interest in ElectraMeccanica.

Notice of Articles and Articles of Our Company, page 73

Authorized Capital, page 75

30. We note your disclosure on page 75 that you have an unlimited number of common shares and an unlimited number of preferred shares. Please include a risk factor addressing the risks associated with your authorized capital or tell us why you believe this is not necessary.

<u>Undertakings, page II-5</u>

    31. Please revise your undertakings to match the language in Item 512 of Regulation S-K.

<u>Exhibit 5.1</u>

    32. Please have counsel remove the fourth bullet point on page 2 of Exhibit 5.1.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Avrohom Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

                        Sincerely,

                        /s/ A.N. Parker

                        Anne Nguyen Parker
                        Assistant Director
                        Office of Transportation and Leisure

cc: Michael Shannon
       McMillan LLP